UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Kimbell Royalty Partners, LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

49435R 102

(CUSIP Number)

Robert D. Ravnaas and Brett G. Taylor
BGT Royalty Partners, LP
2777 N. Stemmons Fwy, Suite 1133
Dallas, Texas 75207
(214) 276-0995

with a copy to:

Joshua Davidson
Jason A. Rocha
Baker Botts L.L.P.
One Shell Plaza
910 Louisiana Street
Houston, Texas 77002
(713) 229-1234

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 18, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 49435R 102

1.	Names of Reporting Persons BGT Royalty Partners, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (please see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0% (1)

14.	Type of Reporting Person (See Instructions) PN

(1) Based on 16,496,032 Common Units outstanding as of August 8, 2017, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2017, which was filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on August 14, 2017.

CUSIP No. 49435R 102

1.	Names of Reporting Persons BGT Royalty Partners Genpar, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (please see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0% (2)

14.	Type of Reporting Person (See Instructions) OO

(2) Based on 16,496,032 common units representing limited partner interests (“Common Units”) in Kimbell Royalty Partners, LP, a Delaware limited partnership (the “Issuer”), outstanding as of August 8, 2017, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2017, which was filed by the Issuer with the SEC on August 14, 2017.

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on February 17, 2017 (together with this Amendment, the “Schedule 13D”) on behalf of Robert D. Ravnaas and Brett G. Taylor, who are Co-Presidents of BGT Royalty Partners Genpar, LLC, a Texas limited liability company (“BGT Genpar”), the general partner of BGT Royalty Partners, LP, a Texas limited partnership (“BGT” and, together with BGT Genpar, the “Reporting Persons”), with respect to the common units representing limited partner interests (“Common Units”) of Kimbell Royalty Partners, LP, a Delaware limited partnership (the “Issuer”).  This Amendment amends and supplements the Schedule 13D as specifically set forth herein. Capitalized terms used but not defined herein have the meanings given to them in the Schedule 13D filed with the SEC on February 17, 2017.

This is the final amendment to this Schedule 13D and an exit filing for the Reporting Persons.

Item 5.   Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

“(a) The information set forth in Items 11 and 13 of the cover pages hereto regarding the aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is incorporated herein by reference.

(b) The information set forth in Items 7 through 10 of the cover pages hereto regarding the number of Common Units as to which there is sole or shared power to vote or to direct the vote or sole or shared power to dispose or to direct the disposition is incorporated herein by reference.

(c) On August 18, 2017, BGT made a distribution to its partners, on a pro rata basis and for no consideration, of all of the Common Units of the Issuer owned by BGT (the “Distribution”).

(d) Not applicable.

(e) As of August 18, 2017, as a result of the Distribution, the Reporting Persons ceased to be beneficial owners of more than five percent of the Common Units of the Issuer.”

Item 7.   Material to be Filed as Exhibits

Item 7 is hereby amended and restated in its entirety as follows:

“Exhibit No.	Exhibit Description

99.1

Joint Filing Agreement, dated as of February 17, 2017, by and among the Reporting Persons (filed as Exhibit 99.1 to the Reporting Persons’ Schedule 13D filed with the SEC on February 17, 2017 and incorporated herein in its entirety by reference).

99.2

Contribution, Conveyance, Assignment and Assumption Agreement, dated as of December 20, 2016, by and among the Issuer, the General Partner, Kimbell Intermediate GP, LLC, Kimbell Intermediate Holdings, LLC, Kimbell Royalty Holdings, LLC and the other parties named therein (filed as Exhibit 2.1 to the Issuer’s Registration Statement on Form S-1 (File No. 333-215458), as amended, initially filed with the SEC on January 6, 2017 and incorporated herein in its entirety by reference).

99.3

First Amended and Restated Agreement of Limited Partnership of the Issuer, dated as of February 8, 2017 (filed as Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on February 14, 2017 and incorporated herein in its entirety by reference).

99.4

First Amended and Restated Limited Liability Company Agreement of the General Partner, dated as of February 8, 2017 (filed as Exhibit 3.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on February 14, 2017 and incorporated herein in its entirety by reference).”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 31, 2017
(Date)

BGT ROYALTY PARTNERS, LP

By:	BGT Royalty Partners Genpar, LLC, its general partner

By:	/s/ Robert D. Ravnaas
	Name:	Robert D. Ravnaas
	Title:	Co-President

By:	/s/ Brett G. Taylor
	Name:	Brett G. Taylor
	Title:	Co-President

BGT ROYALTY PARTNERS GENPAR, LLC

By:	/s/ Robert D. Ravnaas
	Name:	Robert D. Ravnaas
	Title:	Co-President

By:	/s/ Brett G. Taylor
	Name:	Brett G. Taylor
	Title:	Co-President